

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop: 3628

April 4, 2016

Via E-mail
Clifford S. Feibus
Senior Vice President and Controller
Select Asset Inc.
1271 Avenue of the Americas
New York, New York 10020

> **Re:** **Corporate Backed Callable Trust Certificates, J.C. Penney Debenture-**
> **Backed Series 2006-1 Trust**
> **Corporate Backed Callable Trust Certificates, J.C. Penney Debenture-**
> **Backed Series 2007-1 Trust**
> **Forms 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 30, 2016**
> **File Nos. 001-33157, 001-33286**

Dear Mr. Feibus:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Forms 10-K of J.C. Penney Debenture-Backed Series 2006-1 Trust and J.C. Penney Debenture-Backed Series 2007-1 Trust

1. We note your statement as part of the signature page for the Forms 10-K that in preparing this report you have relied on distribution statements provided to you by the trustee. Please file an amended Form 10-K for both issuers without this statement on the signature page.

2. We note that the "Senior Officer of the Depositor" signed the Form 10-K. When the Form 10-K is signed on behalf of the depositor, "the senior officer in charge of securitization of the depositor" must sign it. Refer to General Instruction J(3) of Form 10-K. Please confirm that Mr. Feibus is the "Senior Officer in Charge of Securitization of the Depositor." Please revise the title to reflect "the Senior Officer in Charge of Securitization of the Depositor" on the

signature page of each of your amended Forms 10-K. Additionally, please confirm that in future Form 10-K filings for all transactions for which you act as depositor that when the Form 10-K is signed on behalf of the depositor that the "Senior Officer in Charge of Securitization of the Depositor" will sign it and that you will make corresponding changes to your Section 302 Certification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Hughes Bates, Special Counsel, at 202-551-3731 or me at 202-551-3850 if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Ms. Claire Leonard